SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)
             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                      Quadramed Corporation.
                         (Name of Issuer)

              Common Stock, par value $.001 per Share
                  (Title of Class of Securities)


                      (CUSIP No. 74730W 10 1)

          Travis F. Epes, J.P. Morgan & Co. Incorporated,
           60 Wall Street, New York, New York 10260-0060
                    Telephone:  (212) 648-3498
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           June 22, 1998

               (Date of Event which Requires Filing
                        of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].


               (Continued on the following page(s))


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan &  Co. Incorporated

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                             (b)  [ x ]
3. SEC USE ONLY

4. SOURCE OF FUNDS*

                                           00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              660,200

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

               0

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED DISPOSITIVE POWER:

                              660,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

                         660,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              4.9%

14.  TYPE OF REPORTING PERSON*:

                                                 HC, CO


                              * SEE INSTRUCTIONS TO SCHEDULE 13D

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan Capital Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                             (b)  [ x ]

3. SEC USE ONLY

 4.  SOURCE OF FUNDS*

                                           00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                    0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              660,200

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

               0

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED DISPOSITIVE POWER:

                              660,200


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

                         660,200


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              4.9%


14.  TYPE OF REPORTING PERSON*:

                                                  CO


                              * SEE INSTRUCTIONS TO SCHEDULE 13D
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan Investment Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                             (b)  [ x ]

3. SEC USE ONLY

 4.  SOURCE OF FUNDS*

                                           00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                    0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              660,200

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

               0

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED DISPOSITIVE POWER:

                               660,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

                         _______660,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                  [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              4.9%


14.  TYPE OF REPORTING PERSON*:

                                                  CO


                              * SEE INSTRUCTIONS TO SCHEDULE 13D

                           Schedule 13D



Item 5.   Interest in Securities of the Company.


   The response to Item 5 is hereby amended by adding the following information:

   The Company has issued additional shares of its Common Stock and, accordingly, JPMIC's ownership has been diluted below 5%. JPMIC owns approximately 4.9% of the outstanding Common Stock (on the basis of 13,466,872 shares of Common Stock outstanding as of May 31, 1998).

Signature


   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:      June 25, 1998


                              J.P. MORGAN & CO. INCORPORATED


                              By:  /s/  Travis F. Epes
                              Title:    Managing Director


                              J.P. MORGAN CAPITAL CORPORATION


                              By:       /s/  J. Edmund Colloton
                              Title:    Secretary


                              J.P. MORGAN INVESTMENT CORPORATION


                              By:       /s/  J. Edmund Colloton
                              Title:    Secretary




                            Schedule A

                 Executive Officers and Directors
                                of
                  J.P. Morgan & Co. Incorporated


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan & Co. Incorporated ("JPM") and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or Officer's business address is that of JPM. Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address                   Present Principal Occupation

Directors

Paul A. Allaire                    Chairman and Chief Executive Officer of
Xerox Corporation P.O. Box 1600         Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Riley P. Bechtel                   Chairman and Chief Executive Officer
Bechtel Group, Inc.                     of Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119-3965

Lawrence A. Bossidy                Chairman and Chief Executive Officer
AlliedSignal Inc.                  of AlliedSignal, Inc.
Morristown, NJ 07962-2245

Martin Feldstein                   President and Chief Executive Officer of
National Bureau of Economic        National Bureau of Economic Research, Inc.
Research Inc.                      (economic research)
1050 Massachusetts Avenue
Cambridge, MA 02138-5398

Ellen V. Futter                    President of the American Museum of
American Museum of Natural History         Natural History
Central Park West At 79th Street
New York, NY 10024

Hanna H. Gray                     President Emeritus and Harry Pratt Judson
The University of Chicago         Distinguished ServiceProfessor of History
Department of History              of The University of Chicago
1126 East 59th Street              (higher learning)
Chicago, IL 60637

Walter A. Gubert 1                 Vice Chairman of the Board of JPM
J.P. Morgan & Co. Incorporated
60 Wall Street
New York, NY 10260-0060

James R. Houghton             Retired Chairman of the Board
Corning Incorporated               of Corning Incorporated
80 E. Market Street           (diversified industrial)
2nd Floor
Corning, NY 14830

James L. Ketelsen                   Retired Chairman and Chief
Tenneco Inc., c/o El Paso Energy     Executive Officer of Tenneco Inc.
P.O. Box 2511                         (diversified industrial)
Houston, TX 77252-2511

John A. Krol                          Chairman of the Board of E.I. du Pont
E.I. du Pont de Nemours and Company     Nemours and Company
1007 Market Street
Wilmington, DE 19898

Roberto G. Mendoza                   Vice Chairman of the Board of JPM
J.P. Morgan & Co. Incorporated
60 Wall Street
New York, NY 10260-0060

Michael E. Patterson               Vice Chairman of the Board of JPM
J.P. Morgan & Co. Incorporated
60 Wall Street
New York, NY 10260-0060

Lee R. Raymond                Chairman of the Board and Chief
Exxon Corporation             Executive Officer and Director of Exxon
5959 Las Colinas Boulevard         Corporation
Irving, TX 75039-2298              (national resources and energy)

Richard D. Simmons            Retired:  Former President of the Washington
105 North Washington Street        Post Company and the International
Suite 202                          Herald Tribune
Alexandria, VA 22314               (print media)

Kurt F. Viermetz2                  Retired:  Former Vice Chairman of the
J.P. Morgan & Co. Incorporated       Board of JPM
60 Wall Street
New York, NY 10260-0060

Douglas A. Warner III              Chairman of the Board and Chief
J.P. Morgan & Co. Incorporated        Executive Officer of JPM
60 Wall Street
New York, NY 10260-0060


Douglas C. Yearley            Chairman, President, Chief Executive Officer
Phelps Dodge Corporation       and Director of Phelps Dodge Corporation
2600 N. Central Avenue             (minerals)
Phoenix, AZ 85004-3014




Executive Officers

Douglas A. Warner III              Chairman of the Board and Chief
                                   Executive Officer of JPM

Walter A. Gubert 3                 Vice Chairman of the Board of JPM

Roberto G. Mendoza                 Vice Chairman of the Board of JPM

Michael E. Patterson               Vice Chairman of the Board of JPM

Thomas B. Ketchum                  Chief Administrative Officer of JPM

John A. Mayer  Jr.                 Chief Financial Officer of JPM

Rachel F. Robbins                  Managing Director, General Counsel
                                   and Secretary of JPM

David H. Sidwell                   Managing Director and Controller
                                   of JPM

Stephen G. Thieke                  Managing Director and Head of
                                   Corporate Risk Management of JPM







                 Executive Officers and Directors
                                of
                J.P. Morgan Investment Corporation


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan Investment Corporation ("JPMIC") and their and present principal occupations are set forth below. Each Director's or Officer's business address is that of JPMIC. Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address               Present Principal Occupation

Directors

Ramon de Oliveira 4            Managing Director of J.P.
                               Morgan Securities Inc. and
                               Chairman of the Board

John A. Mayer Jr.              Chief Financial Officer of JPM

Clayton S. Rose                Managing Director of J.P. Morgan Securities Inc.

Walter A. Gubert 5             Vice Chairman of the Board
                               of JPM

Thomas B. Ketchum              Chief Administrative Officer
                               of JPM

C. Nicholas Potter             Consultant to J.P. Morgan
                               Investment Management Inc.

Peter L. Woicke 6              Managing Director of Morgan
                               Guaranty Trust Company

Brian F. Watson 7              President, Chief Executive
                               Officer and Managing Director J.P.
                               Morgan Capital Corporation

Molly F. Ashby                 Managing Director of J.P.
                               Morgan Capital Corporation

Peter H. Gleason               Managing Director of J.P.
                               Morgan Capital Corporation

Meryl D. Hartzband             Managing Director of J.P.
                               Morgan Capital Corporation




Officers

Ramon de Oliveira 8             Chairman

Brian F. Watson 9               President, Chief Executive
                               Officer and Managing Director

Molly F. Ashby                 Managing Director

Pierre Dupont 10                Managing Director

Peter H. Gleason               Managing Director

Meryl D. Hartzband             Managing Director

Brian T. Murphy                Managing Director

Martin O'Neil                  Managing Director

Timothy Purcell                Managing Director

Thomas S. Quinn, III           Managing Director

Lincoln E. Frank               Vice President and Chief
                               Operating Officer

Cheryl M. Eustace              Vice President and Assistant Secretary

James P. Marriot              Vice President and Assistant Secretary

Kevin K. Yip                   Vice President and Assistant Secretary

J. Edmund Colloton             Vice President and Secretary

Lisa M. Dreyer                 Vice President and Treasurer

Irena Dandic                   Assistant Secretary




                 Executive Officers and Directors
                                of
                  J.P. Morgan Capital Corporation


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan Capital Corporation ("JPMCC") and their and present principal occupations are set forth below. Each Director's or Officer's business address is that of JPMCC. Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address               Present Principal Occupation

Directors

Ramon de Oliveira 11            Managing Director of J.P.
                               Morgan Securities Inc. and
                               Chairman of the Board

John A. Mayer Jr.              Chief Financial Officer of JPM

Clayton S. Rose                Managing Director of J.P. Morgan
                               Securities Inc.

Walter A. Gubert 12            Vice Chairman of the Board
                               of JPM

Thomas B. Ketchum              Chief Administrative Officer
                               of JPM

C. Nicholas Potter             Consultant to J.P. Morgan
                               Investment Management Inc.

Peter L. Woicke 13              Managing Director of Morgan
                               Guaranty Trust Company

Brian F. Watson 14              President, Chief Executive
                               Officer and Managing Director J.P.
                               Morgan Capital Corporation

Molly F. Ashby                 Managing Director of J.P.
                               Morgan Capital Corporation

Peter H. Gleason               Managing Director of J.P.
                               Morgan Capital Corporation

Meryl D. Hartzband             Managing Director of J.P.
                               Morgan Capital Corporation




Officers

Ramon de Oliveira 15            Chairman

Brian F. Watson 16              President, Chief Executive
                               Officer and Managing Director

Molly F. Ashby                 Managing Director

Pierre Dupont 17                Managing Director

Peter H. Gleason               Managing Director

Meryl D. Hartzband             Managing Director

Brian T. Murphy                Managing Director

Martin O'Neil                  Managing Director

Timothy Purcell                Managing Director

Thomas S. Quinn, III           Managing Director

Lincoln E. Frank               Vice President and Chief
                               Operating Officer

Cheryl M. Eustace              Vice President and Assistant Secretary

James P. Marriot               Vice President and Assistant Secretary

Kevin K. Yip                   Vice President and Assistant Secretary

J. Edmund Colloton             Vice President and Secretary


Lisa M. Dreyer                 Vice President and Treasurer

Irena Dandic                   Assistant Secretary


_______________________________
1 Italian citizen
2 German citizen
3 Italian citizen
4 French Citizen
5 Italian Citizen
6 German Citizen
7 Australian Citizen
8 French citizen
9 Australian citizen
10 Belgian Citizen
11 French Citizen
12 Italian Citizen
13 German Citizen
14 Australian Citizen
15 French Citizen
16 Australian Citizen
17 Belgian Citizen